Exhibit 2.1

AMENDMENT NO. 1 AND WAIVER TO SHARE EXCHANGE AGREEMENT

This AMENDMENT NO. 1 AND WAIVER TO SHARE EXCHANGE AGREEMENT (this “Amendment”) is entered into as of October 1, 2026, by and among Public Company Management Corporation, a Nevada corporation (“PCMC”), Physicians Capital Management Corporation, a Maryland corporation (“Physicians”) and Conrad Ivie, M.D. (“Ivie”) (collectively, the “Parties”).

WHEREAS, the Parties entered into that certain Share Exchange Agreement, dated as of June 30, 2026 (the “Agreement”);

WHEREAS, the Parties desire to amend certain terms of the preferred stock to be issued in connection with the transactions contemplated by the Agreement, to waive the requirement that the Voting Agreement and Lock-Up Agreement be executed and delivered, and to correct references to the capitalization of Physicians; and

WHEREAS, the Agreement may be amended and compliance with specified provisions may be waived by a written instrument executed by the requisite Parties.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

1. Defined Terms. Capitalized terms used but not defined in this Amendment have the meanings assigned to them in the Agreement.

2. Preferred Stock Terms. Section 6.4(a) of the Agreement is amended and restated in its entirety as follows:

“(a) Designation of Preferred Stock. At or before the Closing, PCMC shall file one or more certificates of designation establishing the Series A Voting Preferred Stock, Series B-1 Convertible Preferred Stock and Series B-2 Convertible Preferred Stock, in forms approved by PCMC, Physicians and Ivie. The certificates of designation shall provide, among other things, that: (i) the holders of the Series A Voting Preferred Stock shall be entitled to cast, in the aggregate, a number of votes equal to two (2) times the sum of (A) the number of shares of PCMC Common Stock outstanding as of the applicable record date and (B) the number of votes entitled to be cast by the holders of every other class or series of PCMC capital stock entitled to vote, and shall vote together with the PCMC Common Stock as a single class; (ii) each share of Series A Voting Preferred Stock shall be convertible at the holder’s option into one (1) share of PCMC Common Stock and shall automatically convert into one (1) share of PCMC Common Stock upon the listing of the PCMC Common Stock on a national securities exchange or approval of PCMC’s initial listing application by such an exchange; (iii) each share of Series B-1 Convertible Preferred Stock shall have one (1) vote and shall be convertible, at the holder’s option at any time on or after the date that is eighteen (18) months after its issuance, into four (4) shares of PCMC Common Stock; and (iv) each share of Series B-2 Convertible Preferred Stock shall have one (1) vote and shall be convertible, at the holder’s option at any time on or after the date that is twenty-four (24) months after its issuance, into eight (8) shares of PCMC Common Stock, in each case subject to customary proportionate adjustments for stock splits, stock dividends, combinations and similar recapitalizations. No series of the Preferred Stock shall have any liquidation preference, and no series shall be entitled to dividends prior to conversion, in each case as more fully set forth in the certificate of designation.”

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3. Waiver of Voting Agreement and Lock-Up Agreement. Notwithstanding anything to the contrary in the Agreement, the Parties hereby waive the execution and delivery of the Voting Agreement and the Lock-Up Agreement and each condition, covenant and closing-delivery requirement under the Agreement relating thereto. The Voting Agreement and the Lock-Up Agreement shall not constitute Ancillary Agreements for purposes of the Agreement.

4. Correction of Physicians Capitalization. The Parties acknowledge that the references in the Agreement to 10,000 authorized or issued and outstanding shares of Physicians Common Stock are incorrect. Physicians had 10,000,000 authorized shares of common stock, par value $0.001 per share, and 10,000,000 issued and outstanding shares of common stock as of the date of the Agreement, before giving effect to any subsequent surrender or Permitted Employee Equity Grants. Accordingly:

(a) The definition of “Physicians Shares” is amended and restated in its entirety as follows: “‘Physicians Shares’ means all issued and outstanding shares of Physicians Common Stock immediately prior to the Closing, including all shares issued pursuant to the Permitted Employee Equity Grants, as reflected on the final Seller Allocation Schedule, and excluding any shares surrendered to Physicians and not reissued prior to the Closing.”

(b) In the first sentence of Section 1.1, the words “all 10,000 issued and outstanding shares of the Common Stock of Physicians” are replaced with “all issued and outstanding shares of the Common Stock of Physicians immediately prior to the Closing, as reflected on the final Seller Allocation Schedule,”

(c) The first sentence of Section 4.7(a) is amended and restated as follows: “The authorized capital stock of Physicians consists of 10,000,000 shares of common stock, par value $0.001 per share.”

(d) In the definition of “Permitted Employee Equity Grants,” the reference to “Section 6.5” is replaced with “Section 6.7.”

(e) PCMC acknowledges and accepts the foregoing corrections for purposes of Section 7.1 of the Agreement, including the accuracy of the capitalization representations as of the date of the Agreement, and no failure of that condition shall arise solely from the incorrect share numbers corrected hereby.

5. Effect of Amendment. Except as expressly amended or waived by this Amendment, the Agreement remains unchanged and in full force and effect and is hereby ratified and confirmed. If this Amendment conflicts with the Agreement, this Amendment controls.

6. Miscellaneous. The provisions of the Agreement relating to governing law, jurisdiction, waiver of jury trial, notices, assignment, severability, counterparts and electronic signatures are incorporated into this Amendment as if fully set forth herein. This Amendment may be executed in counterparts, each of which is deemed an original and all of which together constitute one instrument.

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IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first written above.

PUBLIC COMPANY MANAGEMENT CORPORATION

By:	Quynh Hoa T. Tran
Name:	Quynh Hoa T. Tran
Title:	President

PHYSICIANS CAPITAL MANAGEMENT CORPORATION

By:	Conrad Ivie, M.D.
Name:	Conrad Ivie, M.D.
Title:	Chief Executive Officer

CONRAD IVIE, M.D.

Conrad Ivie, M.D.

Conrad Ivie, M.D.

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